REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To  the  Board  of  Trustees  of
WT  Mutual  Fund

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that WT Mutual Fund (Wilmington Prime Money Market, Wilmington U.S. Government Money Market, Wilmington Tax-Exempt Money Market, Wilmington Short/Intermediate-Term Bond, Wilmington Broad Market Bond, Wilmington Municipal Bond, Wilmington Large-Cap Strategy, Wilmington Small-Cap Strategy, Wilmington Multi-Manager Real Asset, Wilmington Aggressive Asset Allocation, and Wilmington Conservative Asset Allocation Funds (the "Funds") complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the "Act") as of March 31, 2011. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertions about the Funds' compliance based on our examination.

Our examination was conducted in accordance the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of March 31, 2011, and with respect to agreement of security purchases and sales, for the period from September 30, 2010 (the date of our last examination), through March 31, 2011:

o Confirmation of all securities held by BNY Mellon (the sub-Custodian) or transfer agent, as applicable;

o Reconciliation of all such securities to the books and records of the Funds and BNY Mellon (the sub-Custodian);

o Confirmation of all securities out for transfer with brokers or alternative procedures;

o Confirmation of all repurchase agreements and underlying collateral with brokers or alternative procedures;

o Agreement of one security purchase and one security sale or maturity from the books and records of each of the Funds to broker confirmations or alternative supporting documents.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertions that WT Mutual Fund complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Act as of March 31, 2011, with respect to securities reflected in the investment account of the Funds is fairly stated, in all material respects.

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This report is intended solely for the information and use of management and the
Board of Trustees of WT Mutual Fund and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


                                                           /s/ ERNST & YOUNG LLP


Philadelphia,  Pennsylvania
August  8,  2011



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                   MANAGEMENT STATEMENT REGARDING COMPLIANCE
         WITH CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940


We, as members of management of WT Mutual Fund (the "Trust"), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Trust's compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of March 31, 2011, and from September 30, 2010 through March 31, 2011.
Based on this evaluation, we assert that the Trust was in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of March 31, 2011 and from September 30, 2010 through March 31, 2011, with respect to securities reflected in the investment account of the Trust.

WT Mutual Fund
By:



/s/ John J. Kelley
----------------------------------------------------
John J. Kelley
President and Chief Executive Officer


/s/ John C. McDonnell
------------------------------------------------------------
John C. McDonnell
Vice President, Chief Financial Officer, and Treasurer